NATIXIS ETF TRUST II

December 12, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form N-1A Filing for Natixis ETF Trust II

Dear Sir or Madam:

On behalf of Natixis ETF Trust II (the “Registrant”), transmitted for filing is a registration statement on Form N-1A concerning the registration of the Registrant and the shares of the Natixis ___ ETF, which is the initial series of the Registrant (“Fund”), under the Securities Act of 1933 and the Investment Company Act of 1940 (“1940 Act”).

Prior to this registration, the Registrant filed a related notification of registration on Form N-8A pursuant to the 1940 Act. The Registrant and its adviser, Natixis Advisors, L.P., have received exemptive relief under certain sections of and rules under the 1940 Act relating to the Fund functioning as a non-transparent exchange-traded fund.

Please direct any questions on the attached materials to me at (617) 449-2818.

Very truly yours,

/s/ John DelPrete
John DelPrete